Exhibit 3.9
CERTIFICATE OF FORMATION
of
HARWOOD SERVICE COMPANY, LLC
     The undersigned hereby adopts the following Certificate of Formation for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act:
ARTICLE I
     The name of the limited liability company is Harwood Service Company, LLC (the “Company”).
ARTICLE II
     The address of the Company’s registered office and the name and address of its registered agent for service of process are as follows:
Corporation Service Company
2711 Centerville Road, Suite 400
City of Wilmington, County of New Castle, Delaware 19808
ARTICLE III
     This Company shall dissolve on December 31, 2101, unless earlier dissolved pursuant to the provisions of the Limited Liability Company Agreement of the Company or applicable law.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this lst day of March, 2001.

/s/ Kathleen B. McCamey
Kathleen B. McCamey
Authorized Person